City Holding Company Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**07/31/07**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
July 31, 2007



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0169957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01   **Entry into a Material Definitive Agreement**

On July 31, 2007, City Holding Company (the "Company") and City National Bank of West Virginia ("City National") entered into the following employment agreements:

. An Employment Agreement with Charles R. Hageboeck regarding his continued employment as President and Chief Executive Officer of the Company and City National (the "Hageboeck Employment Agreement"); and

. An Employment Agreement with Craig G. Stilwell regarding his continued employment as Executive Vice President of the Company and City National (the "Stilwell Employment Agreement.

The Board of Directors of the Company, at its regularly scheduled meeting on July 25, 2007, approved the Hageboeck Employment Agreement and Stilwell Employment Agreement (collectively, the "Employment Agreements") upon recommendation by the Company's compensation committee. The material terms and conditions of each of the Employment Agreements are set forth below.

Hageboeck Employment Agreement

The material terms and conditions of the Hageboeck Employment Agreement are as follows:

The term of the Hageboeck Employment Agreement begins on July 25, 2007 and terminates on July 31, 2009, unless extended. On each monthly anniversary date following July 31, 2007, the term is automatically extended for an additional month unless either the Company, City National or Mr. Hageboeck serve notice to the other parties to fix the term to a definite two year period from the date of such notice.

Cash compensation under the Hageboeck Employment Agreement consists of the following:

- A minimum annual salary at a rate not less than $360,000, which will be adjusted upward annually to reflect the Company's performance, compensation levels for peer institutions and changes in the scale and scope of business activities of the Company under Mr. Hageboeck's leadership;

- An "incentive compensation" at the end of each of the Company's fiscal years based on the Company's Return on Tangible Equity ("ROTE") for such fiscal year, such that if the Company's ROTE is at least 14%, the incentive compensation will be equal to 20% of Mr. Hageboeck's annual salary plus an additional 5% of annual salary for each 1% increase in ROTE over 14%, but no incentive compensation will be payable if ROTE is less than 14%; and

- A bonus to be awarded by the Company and City National's Boards of Directors in their discretion based upon Mr. Hageboeck's accomplishments and achievements and/or his leadership of the Company and City National.

In the event that Mr. Hageboeck's employment with the Company terminates during any fiscal year because of death, Total and Permanent Disability (defined as being unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months), termination by the Company without Just Cause (defined below) or Mr. Hageboeck's termination for Good Reason (defined below), the incentive compensation will be prorated based on the number of days worked by Mr. Hageboeck.

In addition to the foregoing, Mr. Hageboeck will have the right to participate in the incentive plans of the Company and City National for which he may become eligible and designated a participant. Also, Mr. Hageboeck will continue to participate in the employee pension and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, life, and accident insurance and similar indirect compensation which the Company and City National may from time to time extend to its officers; provided that Mr. Hageboeck will receive term life insurance coverage in an amount not less than two times his base salary.

If Mr. Hageboeck suffers a Total and Permanent Disability during the term of the agreement, he will continue to earn all compensation (including bonuses and incentive compensation) to which he would have been entitled as if he had not been Totally and Permanently Disabled for the first 12 months of the period, reduced by the amount of any compensation received pursuant to any applicable disability insurance plan of the Company or City National. Thereafter, he will receive compensation to which he is entitled under any applicable disability insurance plan. In addition, after the first 12 months of any Total and Permanent Disability, the Board of Directors may terminate Mr. Hageboeck's employment, in which case he will be entitled to receive "Termination Compensation" multiplied by three paid over 60 equal monthly installments and he will continue to receive health insurance covered from the Company on the same terms as were in effect prior to his termination for all periods he receives Termination Compensation. "Termination Compensation" means the highest amount of cash compensation paid to the employee in respect of any of the three most recent calendar years ending prior to the date of termination, determined by reference to the annual cash compensation (salary, incentive compensation, and bonus). If Mr. Hageboeck dies during the term of the agreement, his estate will receive an amount equal to his Termination Compensation multiplied by three and paid over 36 equal monthly payments, in addition to any life insurance benefits available to all employees of City National.

If (i) Mr. Hageboeck voluntarily terminates employment with the Company and City National for any reason (other than Total and Permanent Disability or for Good Reason (defined below), (ii) the Company terminates Mr. Hageboeck for Just Cause (defined below); or (iii) the Hageboeck Employment Agreement terminates after the Company elects not to extend it and converts it to a fixed two-year period, Mr. Hageboeck will be entitled to receive $1,122,304, plus interest at the Treasury One-Year Constant Maturity rate accruing from and after December 31, 2006, which will be paid to him over 36 equal monthly payments beginning the first month following his termination of employment. This termination benefit reflects benefits originally provided under the Employment Agreement signed between the Company, City National and Mr. Hageboeck on June 11, 2001, as amended on November 18, 2003 which benefits became fully vested on June 11, 2005. This benefit is not subject to a risk of forfeiture under any circumstances except where Mr. Hageboeck engages in a willful, fraudulent activity that materially and adversely affects the Company or City National and Mr. Hageboeck personally profits from such activity.

If the Company and City National terminate Mr. Hageboeck for reasons other than Just Cause or Mr. Hageboeck terminates employment for Good Reason, he will receive his Termination Compensation times three to be paid in 36 monthly installments.

The Company and City National have the right to terminate Mr. Hageboeck for "Just Cause" if he:

- Commits an act materially detrimental to the Company or City National;

- Is convicted of a felony involving moral turpitude; or

- Materially breaches any other provision of the agreement.

Mr. Hageboeck may voluntarily terminate employment for "Good Reason" if any of the following events occur without his express written consent:

- The assignment to him of duties inconsistent with the position of President and Chief Executive Officer;

- A reduction in his pay grade or base salary or his exclusion from participation in benefit plans in which he previously participated;

- An involuntary relocation more than 50 miles from where he is working at such time or breach of any other material provision of the agreement by the Company or City National;

- Any purported termination of his employment by the Company or City National which is not in accordance with the agreement; or

- The occurrence of a change of control.

For a period of 36 months following a voluntary termination of employment or a termination of employment for Just Cause or Total and Permanent Disability, Mr. Hageboeck cannot:

- Engage in the consumer, savings or commercial banking business, the savings and loan business or the mortgage banking business in any county of any state in which the Company or City National maintains offices as well as certain other counties in West Virginia, Kentucky or Ohio.

For a period of 36 months after a termination of employment for Good Reason or without Just Cause, Mr. Hageboeck cannot:

- Solicit any depositors or customers of the Company, City National or their affiliates; or

- Induce any then or former employee of the Company, City National or their affiliates to terminate his or her employment with such employer.

For a period of 36 months after a termination of employment for any reason, Mr. Hageboeck cannot disclose any confidential information obtained by him while in the employ of the Company and City National.

Stilwell Employment Agreement

The material terms and conditions of the Stilwell Employment Agreement are as follows:

The term of the Stilwell Employment Agreement begins on July 25, 2007 and terminates on July 31, 2009, unless extended. On each monthly anniversary date following July 31, 2007, the term is automatically extended for an additional month unless either the Company, City National or Mr. Stilwell serve notice to the other parties to fix the term to a definite two year period from the date of such notice.

Cash compensation under the Stilwell Employment Agreement consists of the following:

- A minimum annual salary at a rate not less than $212,000, which will be adjusted upward annually to reflect the Company's performance, compensation levels for peer institutions and changes in the scale and scope of business activities of the Company under Mr. Stilwell's leadership;

- An "incentive compensation" at the end of each of the Company's fiscal years based on the Company's Return on Tangible Equity ("ROTE") for such fiscal year, such that if the Company's ROTE is at least 14%, the incentive compensation will be equal to 20% of Mr. Stilwell's annual salary plus an additional 5% of annual salary for each 1% increase in ROTE over 14%, but no incentive compensation will be payable if ROTE is less than 14%; and

- A bonus to be awarded by the Company and City National's Boards of Directors in their discretion based upon Mr. Stilwell's accomplishments and achievements and/or his leadership of the Company and City National.

In the event that Mr. Stilwell's employment with the Company terminates during any fiscal year because of death, Total and Permanent Disability (defined as being unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months), termination by the Company without Just Cause (defined below) or Mr. Stilwell's termination for Good Reason (defined below), the incentive compensation will be prorated based on the number of days worked by Mr. Stilwell.

In addition to the foregoing, Mr. Stilwell will have the right to participate in the incentive plans of the Company and City National for which he may become eligible and designated a participant. Also, Mr. Stilwell will continue to participate in the employee pension and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, life, and accident insurance and similar indirect compensation which the Company and City National may from time to time extend to its officers; provided that Mr. Stilwell will receive term life insurance coverage in an amount not less than two times his base salary.

If Mr. Stilwell suffers a Total and Permanent Disability during the term of the agreement, he will continue to earn all compensation (including bonuses and incentive compensation) to which he would have been entitled as if he had not been Totally and Permanently Disabled for the first 12 months of the period, reduced by the amount of any compensation received pursuant to any applicable disability insurance plan of the Company or City National. Thereafter, he will receive compensation to which he is entitled under any applicable disability insurance plan. In addition, after the first 12 months of any Total and Permanent Disability, the Board of Directors may terminate Mr. Stilwell's employment, in which case he will be entitled to receive "Termination Compensation" multiplied by three paid over 60 equal monthly installments and he will continue to receive health insurance covered from the Company on the same terms as were in effect prior to his termination for all periods he receives Termination Compensation. "Termination Compensation" means the highest amount of cash compensation paid to the employee in respect of any of the three most recent calendar years ending prior to the date of termination, determined by reference to the annual cash compensation (salary, incentive compensation, and bonus). If Mr. Stilwell dies during the term of the agreement, his estate will receive an amount equal to his Termination Compensation multiplied by three and paid over 36 equal monthly payments, in addition to any life insurance benefits available to all employees of City National.

If (i) Mr. Stilwell voluntarily terminates employment with the Company and City National for any reason (other than Total and Permanent Disability or for Good Reason (defined below), (ii) the Company terminates Mr. Stilwell for Just Cause (defined below); or (iii) the Stilwell Employment Agreement terminates after the Company elects not to extend it and converts it to a fixed two-year period, Mr. Stilwell will be entitled to receive $693,082, plus interest at the Treasury One-Year Constant Maturity rate accruing from and after December 31, 2006, which will be paid to him over 36 equal monthly payments beginning the first month following his termination of employment. This termination benefit reflects benefits originally provided under the Employment Agreement signed between the Company, City National and Mr. Stilwell on May 15, 2001, as amended on November 18, 2003 which benefits became fully vested on May 15, 2005. This benefit is not subject to a risk of forfeiture under any circumstances except where Mr. Stilwell engages in a willful, fraudulent activity that materially and adversely affects the Company or City National and Mr. Stilwell personally profits from such activity.

If the Company and City National terminate Mr. Stilwell for reasons other than Just Cause, or Mr. Stilwell terminates employment for Good Reason, he will receive his Termination Compensation times three to be paid in 36 monthly installments.

The Company and City National have the right to terminate Mr. Stilwell for "Just Cause" if he:

- Commits an act materially detrimental to the Company or City National;

- Is convicted of a felony involving moral turpitude; or

- Materially breaches any other provision of the agreement.

Mr. Stilwell may voluntarily terminate employment for "Good Reason" if any of the following events occur without his express written consent:

- The assignment to him of duties inconsistent with the position of Executive Vice President;

- A reduction in his pay grade or base salary or his exclusion from participation in benefit plans in which he previously participated;

- An involuntary relocation more than 50 miles from where he is working at such time or breach of any other material provision of the agreement by the Company or City National;

- Any purported termination of his employment by the Company or City National which is not in accordance with the agreement; or

- The occurrence of a change of control.

For a period of 36 months following a voluntary termination of employment or a termination of employment for Just Cause or Total and Permanent Disability, Mr. Stilwell cannot:

- Engage in the consumer, savings or commercial banking business, the savings and loan business or the mortgage banking business in any county of any state in which the Company or City National maintains offices as well as certain other counties in West Virginia, Kentucky or Ohio.

For a period of 36 months following a termination for Good Reason or without Just Cause, Mr. Stilwell cannot:

- Solicit any depositors or customers of the Company, City National or their affiliates; or

- Induce any then or former employee of the Company, City National or their affiliates to terminate his or her employment with such employer.

For a period of 36 months after termination for any reason, Mr. Stilwell cannot disclose any confidential information obtained by him while in the employ of the Company and City National.

The foregoing is a summary of the material terms of the Hageboeck Employment Agreement and Stilwell Employment and is qualified in its entirety by each such agreement, copies of which are attached as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 8-K and is hereby incorporated by reference into this Item 1.01.


Section 9 - Financial Statements and Exhibits


Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

10.1	Employment Agreement of Charles R. Hageboeck
10.2	Employment Agreement of Craig G. Stilwell


Signatures


Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: July 31, 2007   **City Holding Company**

By: /s/ David L. Bumgarner
　　David L. Bumgarner
　　Chief Financial Officer


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EXHIBIT 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is effective as of July 25, 2007, and is among CITY HOLDING COMPANY, a West Virginia corporation (the "Company"), CITY NATIONAL BANK OF WEST VIRGINIA, a national banking association ("City National"), and Charles R. Hageboeck ("Employee"). The Company and City National are referred to collectively herein as the "Employer."

Recitals:

The Company desires to employ Employee as its President & Chief Executive Officer and City National desires to employ Employee as its President and Chief Executive Officer.

This employment agreement replaces and supersedes the Amended and Restated Employment Agreement entered into between the Employer and Employee on June 11, 2001 as amended on November 18, 2003, as well as the Amendment to the Employment Agreement signed on February 1, 2005, pursuant to which the Employee became the President and Chief Executive Officer of the Company and City National. That Employment Agreement currently has a term which ends February 11, 2008.

Employee is willing to make his services available to Employer on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Agreement:

1.   Employment. Employee is employed as President and Chief Executive Officer of the Company and President and Chief Executive Officer of City National. Employee shall have such duties and responsibilities as are commensurate with such positions. Employee accepts and agrees to such employment, subject to the general supervision and pursuant to the orders, advice and direction of Employer's Boards of Directors. Employee shall perform such duties as are customarily performed by one holding such positions in other same or similar businesses or enterprises as that engaged in by Employer.

2.   Term of Employment. The term of this Agreement shall commence on July 25, 2007 and shall terminate on July 31, 2009, unless extended. On each monthly anniversary date following July 31, 2007, this Agreement will be automatically extended for an additional month; provided, however, that on any one month anniversary date following July 31, 2007 either Employer or Employee may serve notice to the other party to fix the term to a definite two year period from the date of such notice and, in such event, no further automatic extensions will occur. The term of this Agreement as it may be extended pursuant to this Section 2, or as it may be shortened in accordance with Section 5 or Section 6, is referred to as the "Term."

3.   Compensation.

(a)   For all services rendered by Employee to Employer under this Agreement, Employer shall pay to Employee a minimum annual salary at a rate not less than $360,000 or as it has been periodically adjusted, payable in accordance with the payroll practices of Employer applicable to its officers. The Company and/or City National may make such payments as well as any other payments provided for in this Agreement but, regardless of who is the payor, both the Company and City National shall be jointly and severally liable for such payments. Employee's annual salary shall be adjusted upward annually reflecting the Company's performance, compensation levels for peer institutions, and changes in the scale and scope of business activities of the Company under Employee's leadership.

(b)   Employee shall be paid "incentive compensation" at the end of each of Employer's fiscal years which occurs in whole or in part during the Term based on Employer's Return on Tangible Equity ("ROTE") for such fiscal year. For purposes of this Agreement, "Return on Tangible Equity" shall mean Net Income divided by Tangible Equity. For purposes of this Agreement, Tangible Equity shall mean Stockholder's Equity less Goodwill and Other Intangibles. If ROTE is at least 14%, such incentive compensation shall be payable as follows: If Employer's ROTE is 14%, Employee shall receive "incentive compensation" of 20% of Employee's annual salary. If ROTE is greater than 14%, Employee shall receive "incentive compensation" of 20% of his annual salary, plus an additional 5% of annual salary for each 1% increase in ROTE over 14%. If ROTE results in a fraction of 1%, then the "incentive compensation" shall be calculated based on the formula set forth above through the whole number of the percentage, plus the fractional portion of ROTE times 5%. As a result, the following table provides some examples of the "incentive compensation" earned for various levels of ROTE:

Return on Tangible Equity	Incentive Compensation as a Percentage of Annual Salary
14%	20%
15%	25%
16%	30%
17%	35%
18%	40%
19%	45%
20%	50%
21%	55%
22%	60%
23%	65%
24%	70%
25%	75%
26%	80%
27%	85%
28%	90%
29%	95%
30%	100%

(c)   Any "incentive compensation" for a fiscal year shall be deemed to have been fully earned and payable at December 31st of each fiscal year, and shall be paid to Employee within 30 days of the issuance of Employer's audited financial statements for a specified fiscal year. "Return on Tangible Equity" shall be determined on a consolidated basis in accordance with Generally Accepted Accounting Principles before extraordinary items. Unless otherwise approved in the discretion of the Board of Directors or its Compensation Committee, no "incentive compensation" shall be payable if Return on Tangible Equity is less than 14%. In the event that, during any fiscal year, Employee dies, is deemed to have voluntarily terminated his employment by reason of Total and Permanent Disability, is terminated without Just Cause, or terminates employment for Good Reason, or if this Agreement terminates because it is not extended under Section 2 of this Agreement, the "incentive compensation" provided for herein shall be prorated based on the number of days worked by Employee pursuant to this Agreement in the fiscal year of his termination of employment (including vacation and sick days) or in the fiscal year in which the Agreement is not extended to the number of business days in such fiscal year.

(d)   Employee shall be eligible for a "bonus" in addition to the previously described "incentive compensation", such bonus to be awarded by the Employer's Board of Directors following recommendation by the Compensation Committee of such Board. Any bonus awarded is at the discretion of the Board and would incorporate and recognize accomplishments and achievements attributable to Employee and/or his leadership which the Compensation Committee and/or the Board determined to be in the best long-term interests of the Employer and which contributions are not deemed to be adequately reflected in "incentive compensation" based on Employer's Return on Tangible Equity provided for in Section 3(b) of this Agreement.

(e)   Employee shall have the right to participate in the incentive plans of Employer for which he may become eligible and designated a participant, including but not limited to any equity based compensation plans and future incentive plans adopted by the Employer during the Term.

(f)   Except as otherwise specifically provided herein, for so long as Employee is employed by Employer, Employee also shall be paid, on the same basis as other officers of Employer, employee pension and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, life, and accident insurance and similar indirect compensation which Employer may from time to time extend to its officers; provided that Employee shall receive term life insurance coverage in an amount not less than two (2) times his base salary as then in effect. For purposes of clarification, under Employer's existing policies Employee shall be entitled to up to eight weeks of vacation each year. Unused vacation pay shall not carry over to succeeding years.

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(g)   If during the Term of the Agreement Employee becomes eligible for retirement under Employer's retirement plans and he retires, Employee may elect to continue receiving the health insurance coverage provided to Employee prior to retirement at a comparable rate and benefit available to other retired employees (or, if no such benefit is then made available to other retired employees, at the rate and benefit available to Employee at the time of retirement).

(h)   For so long as Employee is employed by Employer, Employer shall pay Employee's reasonable civic club dues.

(i)   Employer shall reimburse Employee for the reasonable fees and charges of Employee's legal counsel and tax advisor incurred in connection with the negotiation, implementation and exercise of his rights under his employment agreements and benefits from time to time.

(j)   In the event that the Company effects a distribution of purchase rights or warrants or other equity securities to holders of its Common Stock generally, including, without limitation, a rights offering for the purpose of raising capital, and the terms of any options or other equity compensation arrangements then held by Employee do not provide for an equitable adjustment for Employee's benefit to protect Employee from dilution of Employee's equity interest resulting therefrom, then the Company shall cause such amount of warrants, rights or securities to be issued or made available for purchase or exercise by Employee in the same amount and on the same terms and conditions as would be available to a shareholder holding the number of shares covered by the options or other equity compensation benefits then held by Employee. Without limiting the foregoing, if the provisions of Employee's Stock Option Agreements relating to equitable adjustment of stock options are not permitted or are limited by the Company's Stock Incentive Plans, or if there are insufficient shares available for issuance under such plan to provide for such adjustment, the Employer shall pay to Employee such amount as may be necessary to hold Employee harmless in respect of its inability to provide Employee the full benefit of such provision.

(k)   For so long as Employee is employed by Employer, Employer shall pay one country club membership, including dues and fees, for Employee and shall reimburse Employee for expenses incurred with respect to business conducted at said country club, but not for personal costs and expenses.

4.   Covenants of Employee.

(a)   Subject to the limitations provided in Subsections 4(b), 4(c), 4(d), and 4(e) (whichever may be applicable), upon termination of Employee's employment, Employee will not, directly or indirectly, either as a principal, executive officer, employer, stockholder, co-partner or in any other individual or representative capacity whatsoever, engage in the consumer, savings or commercial banking business, the savings and loan business, or the mortgage banking business in any county of any state in which the Company or City National Bank maintains offices immediately prior to the termination of employment, as well as the counties of Kanawha, Putnam, Jackson, Cabell, Wayne, Mason, Lincoln, Doddridge, Marion, Raleigh, Summers, Fayette, Greenbrier, Nicholas, Braxton, Lewis, Monroe, Pocahontas, Mercer, Wood, Harrison, Jefferson, Berkeley, Morgan, Hampshire in West Virginia or the counties of Boyd, Carter, Greenup or Johnson in Kentucky, or the counties of Lawrence or Scioto in Ohio, nor will Employee solicit, or assist any other person in so soliciting, any depositors or customers of Employer or its Affiliates or induce any then or former employee of Employer or its Affiliates to terminate his or her employment with Employer or its Affiliates; provided, however, that nothing herein contained shall be deemed to prevent or limit the right of Employee to invest in a business similar to Employer's business if such investment is limited to less than one percent of the capital stock or other securities of any corporation or similar organization whose stock or securities are publicly owned or are regularly traded on any public exchange. The term "Affiliate" as used in this Agreement means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person. The term "Person" as used in this Agreement means any person, partnership, corporation, group or other entity.

(b)   Except as provided in Section 4(e) hereof, if Employee voluntarily terminates his employment with Employer, Employee will be subject to the provisions of Subsection 4(a) for a period of 36 months following the date of termination of employment of Employee.

(c)   If Employee's employment is terminated by Employer for Just Cause (as defined in Subsection 6(c)), Employee will be subject to the provisions of Subsection 4(a) for a period of 36 months following the date of termination of Employee's employment.

(d)   If Employee's employment is terminated by Employer for reasons other than Just Cause (as defined In Subsection 6(c)) at any time, Employee will not be subject to the provisions of Subsection 4(a), provided, however, that for 36 months after termination, Employee shall not solicit or assist another person in soliciting, any depositor or customer of Employer or its Affiliates or induce any then or former employee to terminate his or her employment with Employer or its Affiliates.

(e)   Notwithstanding any other provision of this Agreement to the contrary, if Employee voluntarily terminates his employment with Employer in accordance with Subsection 6(f), Employee will not be subject to Subsection 4(a), provided, however, that for 36 months after termination, Employee shall not solicit or assist another person in soliciting, any depositor or customer of Employer or its Affiliates or induce any then or former employee to terminate his or her employment with Employer or its Affiliates.

(f)   During the Term of Employee's employment hereunder and thereafterfor a period of 36 months, and except as required by any court, supervisory authority or administrative agency or as may be otherwise required by applicable law, Employee shall not, without the written consent of the Board of Directors of Employer or a person authorized thereby, disclose to any person, other than an employee of Employer or an Affiliate thereof or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by Employee of his duties as an employee of Employer or an Affiliate, any confidential information obtained by him while in the employ of Employer, unless such information has become a matter of public knowledge at the time of such disclosure.

(g)   The covenants contained in this Section 4 shall be construed and interpreted in any judicial proceeding to permit their enforcement to the maximum extent permitted by law. Employee agrees that the restraints imposed herein are necessary for the reasonable and proper protection of Employer and its Affiliates and that each and every one of the restraints is reasonable in respect to such matter, length of time and the area proscribed. Employee further acknowledges that damages at law would not be a measurable or adequate remedy for breach of the covenants contained in this Section 4 and, accordingly, Employee agrees to submit to the equitable jurisdiction of any court of competent jurisdiction in Charleston, West Virginia in connection with any action to enjoin Employee from violating any such covenants.

5.   Disability.

If, by reason of Total and Permanent Disability (as defined below) during the Term, Employee is unable to carry out the essential functions of his employment for 12 consecutive months, his services may be terminated by the Board of Directors determining so to do upon one month's notice to be given to Employee at any time after the period of 12 continuous months of Total and Permanent Disability and while such Total and Permanent Disability continues. If, prior to the expiration of the one month period after the giving of such notice, Employee shall recover from such Total and Permanent Disability and return to the full-time active discharge of his duties, then such notice shall be of no further force and effect and Employee's employment shall continue as if the same had been uninterrupted. If Employee shall not so recover from his Total and Permanent Disability and return to his duties, then his services shall terminate at the expiration date of such one month's notice with the same force and effect as if that date had been the date of termination originally provided for hereunder. During the first 12 months of the period of Employee's Total and Permanent Disability, Employee shall continue to earn all compensation (including bonuses and incentive compensation) to which Employee would have been entitled as if he had not been Totally and Permanently Disabled, such compensation to be paid at the time, in the amounts, and in the manner provided in Subsection 3(a), and to be reduced by the amount of any compensation received pursuant to any applicable disability insurance plan of Employer. Thereafter, Employee shall receive compensation to which he is entitled under any applicable disability insurance plan. At the time of Employee's termination of employment under this Section 5 as a result of his Total and Permanent Disability, Employee shall be entitled to receive "Termination Compensation" as defined in Subsection 6(b) multiplied by three (3) paid over 60 equal monthly installments beginning with the first day of the month following Employee's termination of employment as a result of Total and Permanent Disability under this Section 5. Such payments shall be reduced by the amount of any compensation received pursuant to any applicable disability insurance plan of Employer. Employee shall continue to receive health insurance coverage from Employer on the same terms as were in effect prior to Employee's termination, either under the Employer's plans or comparable coverage, for all periods Employee receives Termination Compensation so long as Employee complies with Subsection 4(a). If a dispute arises between Employee and Employer concerning Employee's physical or mental ability to continue or return to the performance of his duties as aforesaid, Employee shall submit to examination by a competent physician mutually agreeable to the parties, and his opinion as to Employee's capability to so perform will be final and binding. Upon termination of Employee's services by reason of Total and Permanent Disability, the Term shall end. For purposes of this Agreement, "Total and Permanent Disability" means the Employee: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company.

6. Termination.

(a) Notwithstanding any other provision of this Agreement to the contrary, in the event that Employee voluntarily terminates employment with Employer (other than as a result of the application of Section 5 or 6(f) hereof) or in the event this Agreement terminates after Employer elects not to extend it and to convert it to a fixed two-year period, Employee will be entitled to receive $1,122,304, plus interest accruing from and after December 31, 2006, on all unpaid amounts until paid, at the Treasury One-Year Constant Maturity rate which shall be determined as of December 31st of the prior year for the succeeding calendar year and shall adjust each December 31st for the succeeding year until the amount is fully paid. This amount shall be paid to Employee over 36 equal monthly payments, beginning with the first day of the month following Employee's voluntary termination of employment. In addition, Employee shall continue to receive health insurance coverage from Employer on the same terms as were in effect prior to Employee's termination, either under the Employer's plans or comparable coverage for 60 months or until Employee becomes eligible for health benefits provided by another employer, which benefits are substantially equivalent to those offered by Employer to Employee immediately prior to termination, whichever is shorter, so long as Employee complies with Subsection 4(a). The benefits provided for under this Section 6(a) reflect benefits originally provided under the Employment Agreement signed between the Employer and the Employee on June 11, 2001 as amended on November 18, 2003 which benefits became fully vested on June 11, 2005. The benefits provided under this Section 6(a) shall not be subject to risk of forfeiture under any circumstances, including any of the reasons that qualify for "Just Cause" as provided under Section 6(c) except where Employee personally profits from his willful fraudulent activity and that activity materially and adversely affects Employer. If, at the time of such termination, circumstances exist which would permit Employee to terminate his employment and be entitled to the benefits provided for under paragraph 6(f), Employee may elect to terminate employment either pursuant to paragraph 6(f) or this paragraph 6(a); provided, however, that such election shall be permitted only if the timing and form of payment under paragraph 6(f) and this paragraph 6(a) are the same. No voluntary termination of employment by Employee under this paragraph 6(a) shall be deemed to be made in connection with a Change of Control for any reason.

By way of example, to illustrate the foregoing, Employee may voluntarily resign at any time during the term of this Agreement and receive $1,122,304 plus interest on any unpaid amounts during 2007 at the Treasury One-Year Constant Maturity Rate on December 31, 2006, (which was 4.94%), plus interest on unpaid amounts during subsequent years at the Treasury One-Year Constant Maturity Rate as of December 31 of each prior year. Interest would continue to adjust on this same basis until the amount is paid in full, etc. For example, the Employee may resign effective December 31, 2007 and receive $1,177,746.

(b)   "Termination Compensation" means the highest amount of cash compensation paid (or earned and payable whether or not deferred) to or for the benefit of Employee in respect of any of the three most recent calendar years ending prior to the date of termination, determined by reference to the annual cash compensation (salary, incentive compensation, and bonus) reflected in the summary compensation table set forth in the Company's proxy statement for such year, or, in the absence of such previously reported table, by reference to the amount of such compensation as would be reflected for such year in such a summary compensation table prepared in accordance with Item 402(b) of Regulation S-K of the Securities and Exchange Commission.

By way of example, to illustrate the foregoing: Cash compensation for 2004 was $412,375. Cash compensation for 2005 was $518,568, and cash compensation for 2006 was $561,172. As a result, Termination Compensation would be at least $561,172 if termination occurs during 2007, 2008, or 2009. As a result, if Employee's employment was terminated 1) by Employer for reasons other than "Just Cause" as provided for in Subsection 6 (c), 2) by death as provided for in Subsection 6(d), 3) by disability as provided for in Section 5, or 4) as provided for in Subsection 6(f) at any time through December 31, 2009, Employee would receive at least $1,683,516 paid over 36 months (three times "Termination Compensation" of $561,172). The amount that would be paid could increase above this amount if total cash compensation of Employee in 2007 or any subsequent year preceding termination, is higher than $561,172. For instance, if the Employee's employment was terminated for reasons other than "Just Cause" in 2008, and cash compensation for 2007 was $570,000, then the employee would receive $1,710,000 paid over 36 months.

(c)   Employer shall have the right to terminate Employee's employment under this Agreement at any time for Just Cause, which termination shall be Effective immediately. Termination for "Just Cause" shall include termination for (a) Employee's commission of an act materially and demonstrably detrimental to the Employer, which act constitutes willful misconduct by the Employee in the performance of his material duties to the Employer not authorized, directed or ratified by City National's or the Company's Board of Directors; (b) Employee's conviction of a felony involving moral turpitude; or (c) Employee's material breach of any other provision of this Agreement, provided that Employee has received written notice from Employer of such material breach and such breach remains uncured 30 days after the delivery of such notice. No act or failure to act will be considered "willful" under this Agreement unless it is done, or omitted to be done, by the Employee in bad faith or without reasonable belief that his action or omission was in the best interests of the Employer. In the event Employee's employment under this Agreement is terminated for Just Cause, Employee's right to receive compensation or other benefits under this Agreement for any period after such termination shall be limited to those provided for under Subsection 6(a).

(d)   If Employee shall die during the Term, this Agreement and the employment relationship hereunder will automatically terminate on the date of death, which date shall be the last date of the Term. Notwithstanding this Subsection 6(d), if Employee dies while employed by Employer, Employee's estate shall receive an amount equal to the Employee's Termination Compensation (as defined above) multiplied by (3) three, paid over 36 equal monthly payments commencing with the first day of the month following the date of death, in addition to any life insurance benefits available to all employees of City National.

(e)   Employer may terminate Employee's employment other than for "Just Cause," as described in Subsection 6(c), at any time upon written notice to Employee, which termination shall be effective immediately. In the event Employer terminates Employee pursuant to this Subsection 6(e), Employee will nevertheless receive his Termination Compensation times (3) three to be paid in 36 monthly installments commencing with the first day of the month following Employee's termination of employment under this Section 6(e). In addition, Employee shall continue to receive health insurance coverage from Employer on the same terms as were in effect prior to Employee's termination, either under Employer's plans or comparable coverage, for 60 months, or until Employee becomes eligible for health benefits offered by another employer, which benefits are substantially equivalent to those provided by Employer to Employee immediately prior to termination, whichever is shorter. Notwithstanding anything in this Agreement to the contrary, if Employee breaches Subsection 4(d), Employee will not be entitled to receive any further compensation or benefits pursuant to this Subsection 6(e).

(f)   Employee may voluntarily terminate employment with Employer (i) pursuant to paragraph 8(g) hereof, or (ii) for "Good Reason." In either such event, Employee shall be entitled to receive (i) any compensation due but not yet paid through the date of termination, and (ii) in lieu of any further salary payments from the date of termination to the end of the Term, an amount equal to the Termination Compensation multiplied by 3.00 paid in 36 monthly installments commencing with the first day of the month following the date of such termination of employment. In addition, Employee shall continue to receive health insurance coverage from Employer on the same terms as were in effect prior to Employee's termination, either under Employer's plans or comparable coverage for either 60 months or until Employee becomes eligible for health benefits provided by another employer, which benefits are substantially equivalent to those offered by Employer to Employee immediately prior to termination, whichever is shorter. Under these circumstances, Employee shall not be subject to the restrictions in Section 4(a), as set forth in Section 4(e).

"Good Reason" shall mean the occurrence of any of the following events without Employee's express written consent:

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(i)   the assignment to Employee of duties inconsistent with the position of President and Chief Executive Officer of companies similar to the Employer;

(ii)   a reduction by Employer in Employee's pay grade or base salary as then in effect or the exclusion of Employee from participation in Employer's benefit plans in which he previously participated as in effect at the date hereof or as the same may be increased from time to time during the term of this Agreement.

(iii)   an involuntary relocation of Employee more than 50 miles from the location where Employee worked immediately following his most recent voluntary relocation or the breach by Employer of any other material provision of this Agreement;

(iv)   any purported termination of the employment of Employee by Employer which is not effected in accordance with this Agreement; or

(v)   the occurrence of a Change of Control within the period of 24 months preceding such termination.

A "Change of Control" shall be deemed to have occurred if (i) any person or group of persons (as defined in Section 13(d) and 14(d) of the Securities Exchange Act of 1934) together with its affiliates, excluding employee benefit plans of Employer, is or becomes, directly or indirectly, the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of securities of the Company or of City National representing 20% or more of the combined voting power of its then outstanding securities; or (ii) during the term of this Agreement as a result of a tender offer or exchange offer for the purchase of securities of the Company or of City National (other than such an offer by the Company or City National for its own securities), or as a result of a proxy contest, merger, consolidation or sale of assets, or as a result of any combination of the foregoing, individuals who at the beginning of any two-year period during the Term of this Agreement constitute the Company's or City National's Board of Directors, plus new directors whose election or nomination for election by the Company's or City National's shareholders, as applicable, is approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of such two-year period, cease for any reason during such two-year period to constitute at least two-thirds of the members of such Board of Directors; or (iii) the shareholders of the Company or of City National approve a merger or consolidation of the Company and/or City National with any other corporation or entity regardless of which entity is the survivor, other than a merger or consolidation which would result in the voting securities of the Company or City National outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of the Company or City National or such surviving entity outstanding immediately after such merger or consolidation; or (iv) the shareholders of the Company or City National, as applicable, approve a plan of complete liquidation or winding-up of the Company or City National or an agreement for the sale or disposition by the Company or City National of all or substantially all of the Company's or City National's assets; or (v) any event which Employer's Board of Directors determines should constitute a Change of Control.

(g)   In receiving any payments pursuant to this Section 6, Employee shall not be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Employee hereunder, and such amounts shall not be reduced or terminated whether or not Employee obtains other employment.

(h)   In the event that Employer's independent public accountants or the Internal Revenue Service determine, at any time during or after expiration of this Agreement, that Employee has collected an amount arising from any and all sources of compensation from Employer (including, without limitation, by virtue of the immediately following sentence) exceeding the product of 2.99 and Employee's "base amount" as defined in Section 280G(b)(3) of the Internal Revenue Code (the "Code § 280G Maximum"), notwithstanding any provision of this agreement or any plan or arrangement of Employer to the contrary, Employer shall pay Employee 147.5% of the federal excise taxes payable by Employee under Code § 4999. Such tax gross up payment shall be made to Employee no later than the due date of the Employee's tax return reporting the amount of such tax. If, by virtue of any plan or arrangement of Employer, benefits to which Employee would otherwise be entitled would be curtailed or reduced because Employee may collect an amount exceeding the Code § 280G Maximum, Employer shall nevertheless pay to Employee an amount equal to 100% of the value by which such benefits are curtailed or reduced, and any such payments shall be subject to the excise tax reimbursement prescribed by the preceding section.

(i)   To the extent that Employee is a "key employee" (as defined under Section 416(i) of the Internal Revenue Code, disregarding Section 416(i)(5) of the Internal Revenue Code) of the Company, no payment of Termination Compensation may be made under this Section 6 prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of Employee's separation from service, or (ii) the date of Employee's death; provided, however, that the six (6) month delay required under this Section 6(i) shall not apply to the portion of any payment resulting from the Employee's "involuntary separation from service" (as defined in Treas. Reg. § 1.409A 1(n) and including a "separation from service for good reason," as defined in Treas. Reg. § 1.409A 1(n)(2)) that (a) is payable no later than the last day of the second year following the year in which the separation from service occurs, and (b) does not exceed two times the lesser of (i) the Employee's annualized compensation for the year prior to the year in which the separation from services occurs, or (ii) the dollar limit described in Section 401(a)(17) of the Code. To the extent Termination Compensation payable in monthly installments under this Section 6 is required to be deferred under the preceding sentence, the first six months of monthly installments shall be payable in month seven following Employee's separation from service and the remaining monthly payments shall be made when otherwise scheduled.

(j)   Any reference in this Agreement to a termination of employment, severance from employment or separation from employment shall be deemed to mean a "Termination of Employment." A "Termination of Employment" means the termination of the Employee's employment with the Company and its Affiliates for reasons other than death or Total and Permanent Disability. Whether a Termination of Employment takes place is determined based on the facts and circumstances surrounding the termination of the Employee's employment. A Termination of Employment will be considered to have occurred if it is reasonably anticipated that:

(i)   the Employee will not perform any services for the Company or its Affiliates after Termination of Employment, or

(ii)   the Employee will continue to provide services as the Company or its Affiliates at an annual rate that is less than fifty percent (50%) of the bona fide services rendered during the immediately preceding twelve (12) months of employment.

7.   Other Employment.

Employee shall devote all of his business time, attention, knowledge and skills solely to the business and interest of Employer and its Affiliates, and Employer and its Affiliates shall be entitled to all of the benefits, profits and other emoluments arising from or incident to all work, services and advice of Employee, and Employee shall not, during the Term hereof, become interested directly or indirectly, in any manner, as partner, officer, director, stockholder, advisor, employee or in any other capacity in any other business similar to Employer's business; provided, however, that nothing herein contained shall be deemed to prevent or limit the right of Employee to invest in a business similar to Employer's business if such investment is limited to less than one percent of the capital stock or other securities of any corporation or similar organization whose stock or securities are publicly owned or are regularly traded on any public exchange.

8.   Miscellaneous.

(a)   This Agreement shall be governed by and construed in accordance with the laws of the State of West Virginia without regard to conflicts of law principles thereof.

(b)   This Agreement constitutes the entire Agreement between Employee and Employer, with respect to the subject matter hereof, and supersedes the Amended and Restated Employment Agreement entered into between the Employer and Employee on June 11, 2001, as amended on November 18, 2003, as well as the Amendment to the Employment Agreement signed on February 1, 2005, pursuant to which the Employee became the President and Chief Executive Officer of the Company and City National. Without limiting the foregoing, Employee agrees that this Agreement satisfies any rights he may have had under the prior employment agreements.

(c)   This Agreement may be executed in one or more counterparts, all of which, taken together, shall constitute one and the same instrument.

(d)   Any notice or other communication required or permitted under this Agreement shall be effective only if it is in writing and delivered in person or by reliable overnight courier service or deposited in the mails, postage prepaid, return receipt requested, addressed as follows:

> To Employer:
>
> City Holding Company
>
> 25 Gatewater Road
>
> Charleston, West Virginia 25313
>
> (304) 769-1100
>
> Attention: Corporate Secretary
>
> To Employee:
>
> Charles R. Hageboeck
>
> [Address and Telephone Number]

Notices given in person or by overnight courier service shall be deemed given when delivered to the address required by this Subsection 8(d), and notices given by mail shall be deemed given three days after deposit in the mails. Any party hereto may designate by written notice to the other party in accordance herewith any other address to which notices addressed to him shall be sent.

(e)   The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. It is understood and agreed that no failure or delay by Employer or Employee in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

(f)   In the event any dispute shall arise between Employee and Employer as to the terms or interpretations of this Agreement, whether instituted by formal legal proceedings or otherwise, including any action taken by Employee to enforce the terms of this Agreement or in defending against any action taken by Employer, Employer shall reimburse Employee for all reasonable costs and expenses, including reasonable attorneys' fees, arising from such dispute, proceeding or action, if Employee shall prevail in any action initiated by Employee or shall have acted reasonably and in good faith in defending against any action initiated by Employer. Such reimbursement shall be paid within 10 days of Employee furnishing to Employer written evidence, which may be in the form, among other things, of a canceled check or receipt, of any costs or expenses incurred by Employee. Any such request for reimbursement by Employee shall be made no more frequently than at 60 day intervals.

(g)   Should Employee die after termination of his employment with Employer while any amounts are payable to him hereunder, this Agreement shall inure to the benefit of and be enforceable by Employee's executors, administrators, heirs, distributees, devisees and legatees and all amounts payable hereunder shall be paid in accordance with the terms of this Agreement to Employee's devisee, legatee or other designee or, if there is no such designee, to his estate. Employer shall require any successor (whether direct or indirect, by purchase, merger, consolidation or other-wise) to all or substantially all of the business or assets of Employer, by agreement in form and substance reasonably satisfactory to Employee to expressly assume and agree to perform this Agreement in the same manner and same extent that Employer would be required to perform it if no such succession had taken place. Failure of Employer to obtain such agreement prior to the effectiveness of any such succession shall be deemed "Good Reason", permitting termination by Employee pursuant to Section 6(f). As used in this Agreement, "Employer" shall mean Employer as hereinbefore defined and any successor to its business or assets as aforesaid.

(h)   To the extent necessary to effectuate the terms of this Agreement, the terms of this Agreement, and the respective rights and obligations of the parties, which must survive the termination of Employee's employment or the termination or expiration of this Agreement shall so survive. Without limiting the foregoing, Sections 4, 5, 6, and 8(g) shall expressly survive the termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

CITY HOLDING COMPANY

By: /s/ Philip L McLaughlin
          Philip L. McLaughlin, Chairman
          of the Board

CITY NATIONAL BANK OF
WEST VIRGINIA

By: /s/ Philip L. McLaughlin
          Philip L. McLaughlin, Chairman
          of the Board

EMPLOYEE

/s/ Charles R. Hageboeck
          Charles R. Hageboeck

EXHIBIT 10.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is effective as of July 25, 2007, and is among CITY HOLDING COMPANY, a West Virginia corporation (the "Company"), CITY NATIONAL BANK OF WEST VIRGINIA, a national banking association ("City National"), and Craig G. Stilwell ("Employee"). The Company and City National are referred to collectively herein as the "Employer."

Recitals:

The Company desires to employ Employee as its Executive Vice-President and City National desires to employ Employee as its Executive Vice-President.

This employment agreement replaces and supersedes the Amended and Restated Employment Agreement entered into between the Employer and Employee on May 15, 2001 as amended on November 18, 2003, as well as the Amendment to the Employment Agreement signed on February 25, 2005, pursuant to which the Employee became the Executive Vice-President of the Company and City National. That Employment Agreement currently has a term which ends February 15, 2008.

Employee is willing to make his services available to Employer on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Agreement:

1.   Employment. Employee is employed as Executive Vice-President of the Company and City National. Employee shall have such duties and responsibilities as are commensurate with such positions. Employee accepts and agrees to such employment, subject to the general supervision and pursuant to the orders, advice and direction of Employer's President and Chief Executive Officer. Employee shall perform such duties as are customarily performed by one holding such positions in other same or similar businesses or enterprises as that engaged in by Employer.

2.   Term of Employment. The term of this Agreement shall commence on July 25, 2007 and shall terminate on July 31, 2009, unless extended. On each monthly anniversary date following July 31, 2007, this Agreement will be automatically extended for an additional month; provided, however, that on any one month anniversary date following July 31, 2007 either Employer or Employee may serve notice to the other party to fix the term to a definite two year period from the date of such notice and, in such event, no further automatic extensions will occur. The term of this Agreement as it may be extended pursuant to this Section 2, or as it may be shortened in accordance with Section 5 or Section 6, is referred to as the "Term."

3.   Compensation.

(a)   For all services rendered by Employee to Employer under this Agreement, Employer shall pay to Employee a minimum annual salary at a rate not less than $212,000 or as it has been periodically adjusted, payable in accordance with the payroll practices of Employer applicable to its officers. The Company and/or City National may make such payments as well as any other payments provided for in this Agreement but, regardless of who is the payor, both the Company and City National shall be jointly and severally liable for such payments. Employee's annual salary shall be adjusted upward annually reflecting the Company's performance, compensation levels for peer institutions, and changes in the scale and scope of business activities of the Company under Employee's leadership.

(b)   Employee shall be paid "incentive compensation" at the end of each of Employer's fiscal years which occurs in whole or in part during the Term based on Employer's Return on Tangible Equity ("ROTE") for such fiscal year. For purposes of this Agreement, "Return on Tangible Equity" shall mean Net Income divided by Tangible Equity. For purposes of this Agreement, Tangible Equity shall mean Stockholder's Equity less Goodwill and Other Intangibles. If ROTE is at least 14%, such incentive compensation shall be payable as follows: If Employer's ROTE is 14%, Employee shall receive "incentive compensation" of 20% of Employee's annual salary. If ROTE is greater than 14%, Employee shall receive "incentive compensation" of 20% of his annual salary, plus an additional 5% of annual salary for each 1% increase in ROTE over 14%. If ROTE results in a fraction of 1%, then the "incentive compensation" shall be calculated based on the formula set forth above through the whole number of the percentage, plus the fractional portion of ROTE times 5%. As a result, the following table provides some examples of the "incentive compensation" earned for various levels of ROTE:

Return on Tangible Equity	Incentive Compensation as a Percentage of Annual Salary
14%	20%
15%	25%
16%	30%
17%	35%
18%	40%
19%	45%
20%	50%
21%	55%
22%	60%
23%	65%
24%	70%
25%	75%
26%	80%
27%	85%
28%	90%
29%	95%
30%	100%

(c)   Any "incentive compensation" for a fiscal year shall be deemed to have been fully earned and payable at December 31st of each fiscal year, and shall be paid to Employee within 30 days of the issuance of Employer's audited financial statements for a specified fiscal year. "Return on Tangible Equity" shall be determined on a consolidated basis in accordance with Generally Accepted Accounting Principles before extraordinary items. Unless otherwise approved in the discretion of the Board of Directors or its Compensation Committee, no "incentive compensation" shall be payable if Return on Tangible Equity is less than 14%. In the event that, during any fiscal year, Employee dies, is deemed to have voluntarily terminated his employment by reason of Total and Permanent Disability, is terminated without Just Cause, or terminates employment for Good Reason, or if this Agreement terminates because it is not extended under Section 2 of this Agreement, the "incentive compensation" provided for herein shall be prorated based on the number of days worked by Employee pursuant to this Agreement in the fiscal year of his termination of employment (including vacation and sick days) or in the fiscal year in which the Agreement is not extended to the number of business days in such fiscal year.

(d)   Employee shall be eligible for a "bonus" in addition to the previously described "incentive compensation", such bonus to be awarded by the Employer's Board of Directors following recommendation by the Compensation Committee of such Board. Any bonus awarded is at the discretion of the Board and would incorporate and recognize accomplishments and achievements attributable to Employee and/or his leadership which the Compensation Committee and/or the Board determined to be in the best long-term interests of the Employer and which contributions are not deemed to be adequately reflected in "incentive compensation" based on Employer's Return on Tangible Equity provided for in Section 3(b) of this Agreement.

(e)   Employee shall have the right to participate in the incentive plans of Employer for which he may become eligible and designated a participant, including but not limited to any equity based compensation plans and future incentive plans adopted by the Employer during the Term.

(f)   Except as otherwise specifically provided herein, for so long as Employee is employed by Employer, Employee also shall be paid, on the same basis as other officers of Employer, employee pension and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, life, and accident insurance and similar indirect compensation which Employer may from time to time extend to its officers; provided that Employee shall receive term life insurance coverage in an amount not less than two (2) times his base salary as then in effect. For purposes of clarification, under Employer's existing policies Employee shall be entitled to up to eight weeks of vacation each year. Unused vacation pay shall not carry over to succeeding years.

(g)   If during the Term of the Agreement Employee becomes eligible for retirement under Employer's retirement plans and he retires, Employee may elect to continue receiving the health insurance coverage provided to Employee prior to retirement at a comparable rate and benefit available to other retired employees (or, if no such benefit is then made available to other retired employees, at the rate and benefit available to Employee at the time of retirement).

(h)   For so long as Employee is employed by Employer, Employer shall pay Employee's reasonable civic club dues.

(i)   Employer shall reimburse Employee for the reasonable fees and charges of Employee's legal counsel and tax advisor incurred in connection with the negotiation, implementation and exercise of his rights under his employment agreements and benefits from time to time.

(j)   In the event that the Company effects a distribution of purchase rights or warrants or other equity securities to holders of its Common Stock generally, including, without limitation, a rights offering for the purpose of raising capital, and the terms of any options or other equity compensation arrangements then held by Employee do not provide for an equitable adjustment for Employee's benefit to protect Employee from dilution of Employee's equity interest resulting therefrom, then the Company shall cause such amount of warrants, rights or securities to be issued or made available for purchase or exercise by Employee in the same amount and on the same terms and conditions as would be available to a shareholder holding the number of shares covered by the options or other equity compensation benefits then held by Employee. Without limiting the foregoing, if the provisions of Employee's Stock Option Agreements relating to equitable adjustment of stock options are not permitted or are limited by the Company's Stock Incentive Plans, or if there are insufficient shares available for issuance under such plan to provide for such adjustment, the Employer shall pay to Employee such amount as may be necessary to hold Employee harmless in respect of its inability to provide Employee the full benefit of such provision.

4.   Covenants of Employee.

(a)   Subject to the limitations provided in Subsections 4(b), 4(c), 4(d), and 4(e) (whichever may be applicable), upon termination of Employee's employment, Employee will not, directly or indirectly, either as a principal, executive officer, employer, stockholder, co-partner or in any other individual or representative capacity whatsoever, engage in the consumer, savings or commercial banking business, the savings and loan business, or the mortgage banking business in any county of any state in which the Company or City National Bank maintains offices immediately prior to the termination of employment, as well as the counties of Kanawha, Putnam, Jackson, Cabell, Wayne, Mason, Lincoln, Doddridge, Marion, Raleigh, Summers, Fayette, Greenbrier, Nicholas, Braxton, Lewis, Monroe, Pocahontas, Mercer, Wood, Harrison, Jefferson, Berkeley, Morgan, Hampshire in West Virginia or the counties of Boyd, Carter, Greenup or Johnson in Kentucky, or the counties of Lawrence or Scioto in Ohio, nor will Employee solicit, or assist any other person in so soliciting, any depositors or customers of Employer or its Affiliates or induce any then or former employee of Employer or its Affiliates to terminate his or her employment with Employer or its Affiliates; provided, however, that nothing herein contained shall be deemed to prevent or limit the right of Employee to invest in a business similar to Employer's business if such investment is limited to less than one percent of the capital stock or other securities of any corporation or similar organization whose stock or securities are publicly owned or are regularly traded on any public exchange. The term "Affiliate" as used in this Agreement means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person. The term "Person" as used in this Agreement means any person, partnership, corporation, group or other entity.

(b)   Except as provided in Section 4(e) hereof, if Employee voluntarily terminates his employment with Employer, Employee will be subject to the provisions of Subsection 4(a) for a period of 36 months following the date of termination of employment of Employee.

(c)   If Employee's employment is terminated by Employer for Just Cause (as defined in Subsection 6(c)), Employee will be subject to the provisions of Subsection 4(a) for a period of 36 months following the date of termination of Employee's employment.

(d)   If Employee's employment is terminated by Employer for reasons other than Just Cause (as defined In Subsection 6(c)) at any time, Employee will not be subject to the provisions of Subsection 4(a), provided, however, that for 36 months after termination, Employee shall not solicit or assist another person in soliciting, any depositor or customer of Employer or its Affiliates or induce any then or former employee to terminate his or her employment with Employer or its Affiliates.

(e)   Notwithstanding any other provision of this Agreement to the contrary, if Employee voluntarily terminates his employment with Employer in accordance with Subsection 6(f), Employee will not be subject to Subsection 4(a), provided, however, that for 36 months after termination, Employee shall not solicit or assist another person in soliciting, any depositor or customer of Employer or its Affiliates or induce any then or former employee to terminate his or her employment with Employer or its Affiliates.

(f)   During the Term of Employee's employment hereunder and thereafterfor a period of 36 months, and except as required by any court, supervisory authority or administrative agency or as may be otherwise required by applicable law, Employee shall not, without the written consent of the Board of Directors of Employer or a person authorized thereby, disclose to any person, other than an employee of Employer or an Affiliate thereof or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by Employee of his duties as an employee of Employer or an Affiliate, any confidential information obtained by him while in the employ of Employer, unless such information has become a matter of public knowledge at the time of such disclosure.

(g)   The covenants contained in this Section 4 shall be construed and interpreted in any judicial proceeding to permit their enforcement to the maximum extent permitted by law. Employee agrees that the restraints imposed herein are necessary for the reasonable and proper protection of Employer and its Affiliates and that each and every one of the restraints is reasonable in respect to such matter, length of time and the area proscribed. Employee further acknowledges that damages at law would not be a measurable or adequate remedy for breach of the covenants contained in this Section 4 and, accordingly, Employee agrees to submit to the equitable jurisdiction of any court of competent jurisdiction in Charleston, West Virginia in connection with any action to enjoin Employee from violating any such covenants.

5.   Disability.

If, by reason of Total and Permanent Disability (as defined below) during the Term, Employee is unable to carry out the essential functions of his employment for 12 consecutive months, his services may be terminated by the Board of Directors determining so to do upon one month's notice to be given to Employee at any time after the period of 12 continuous months of Total and Permanent Disability and while such Total and Permanent Disability continues. If, prior to the expiration of the one month period after the giving of such notice, Employee shall recover from such Total and Permanent Disability and return to the full-time active discharge of his duties, then such notice shall be of no further force and effect and Employee's employment shall continue as if the same had been uninterrupted. If Employee shall not so recover from his Total and Permanent Disability and return to his duties, then his services shall terminate at the expiration date of such one month's notice with the same force and effect as if that date had been the date of termination originally provided for hereunder. During the first 12 months of the period of Employee's Total and Permanent Disability, Employee shall continue to earn all compensation (including bonuses and incentive compensation) to which Employee would have been entitled as if he had not been Totally and Permanently Disabled, such compensation to be paid at the time, in the amounts, and in the manner provided in Subsection 3(a), and to be reduced by the amount of any compensation received pursuant to any applicable disability insurance plan of Employer. Thereafter, Employee shall receive compensation to which he is entitled under any applicable disability insurance plan. At the time of Employee's termination of employment under this Section 5 as a result of his Total and Permanent Disability, Employee shall be entitled to receive "Termination Compensation" as defined in Subsection 6(b) multiplied by three (3) paid over 60 equal monthly installments beginning with the first day of the month following Employee's termination of employment as a result of Total and Permanent Disability under this Section 5. Such payments shall be reduced by the amount of any compensation received pursuant to any applicable disability insurance plan of Employer. Employee shall continue to receive health insurance coverage from Employer on the same terms as were in effect prior to Employee's termination, either under the Employer's plans or comparable coverage, for all periods Employee receives Termination Compensation so long as Employee complies with Subsection 4(a). If a dispute arises between Employee and Employer concerning Employee's physical or mental ability to continue or return to the performance of his duties as aforesaid, Employee shall submit to examination by a competent physician mutually agreeable to the parties, and his opinion as to Employee's capability to so perform will be final and binding. Upon termination of Employee's services by reason of Total and Permanent Disability, the Term shall end. For purposes of this Agreement, "Total and Permanent Disability" means the Employee: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company.

6. Termination.

(a) Notwithstanding any other provision of this Agreement to the contrary, in the event that Employee voluntarily terminates employment with Employer (other than as a result of the application of Section 5 or 6(f) hereof) or in the event this Agreement terminates after Employer elects not to extend it and to convert it to a fixed two-year period, Employee will be entitled to receive $693,082, plus interest accruing from and after December 31, 2006, on all unpaid amounts until paid, at the Treasury One-Year Constant Maturity rate which shall be determined as of December 31st of the prior year for the succeeding calendar year and shall adjust each December 31st for the succeeding year until the amount is fully paid. This amount shall be paid to Employee over 36 equal monthly payments, beginning with the first day of the month following Employee's voluntary termination of employment. In addition, Employee shall continue to receive health insurance coverage from Employer on the same terms as were in effect prior to Employee's termination, either under the Employer's plans or comparable coverage for 60 months or until Employee becomes eligible for health benefits provided by another employer, which benefits are substantially equivalent to those offered by Employer to Employee immediately prior to termination, whichever is shorter, so long as Employee complies with Subsection 4(a). The benefits provided for under this Section 6(a) reflect benefits originally provided under the Employment Agreement signed between the Employer and the Employee on May 15, 2001 as amended on November 18, 2003 which benefits became fully vested on May 15, 2005. The benefits provided under this Section 6(a) shall not be subject to risk of forfeiture under any circumstances, including any of the reasons that qualify for "Just Cause" as provided under Section 6(c) except where Employee personally profits from his willful fraudulent activity and that activity materially and adversely affects Employer. If, at the time of such termination, circumstances exist which would permit Employee to terminate his employment and be entitled to the benefits provided for under paragraph 6(f), Employee may elect to terminate employment either pursuant to paragraph 6(f) or this paragraph 6(a); provided, however, that such election shall be permitted only if the timing and form of payment under paragraph 6(f) and this paragraph 6(a) are the same. No voluntary termination of employment by Employee under this paragraph 6(a) shall be deemed to be made in connection with a Change of Control for any reason.

By way of example, to illustrate the foregoing, Employee may voluntarily resign at any time during the term of this Agreement and receive $693,082 plus interest on any unpaid amounts during 2007 at the Treasury One-Year Constant Maturity Rate on December 31, 2006, (which was 4.94%), plus interest on unpaid amounts during subsequent years at the Treasury One-Year Constant Maturity Rate as of December 31 of each prior year. Interest would continue to adjust on this same basis until the amount is paid in full, etc. For example, the Employee may resign effective December 31, 2007 and receive $727,320.25.

(b)   "Termination Compensation" means the highest amount of cash compensation paid (or earned and payable whether or not deferred) to or for the benefit of Employee in respect of any of the three most recent calendar years ending prior to the date of termination, determined by reference to the annual cash compensation (salary, incentive compensation, and bonus) reflected in the summary compensation table set forth in the Company's proxy statement for such year, or, in the absence of such previously reported table, by reference to the amount of such compensation as would be reflected for such year in such a summary compensation table prepared in accordance with Item 402(b) of Regulation S-K of the Securities and Exchange Commission.

By way of example, to illustrate the foregoing: Cash compensation for 2004 was $328,000. Cash compensation for 2005 was $328,440, and cash compensation for 2006 was $346,541. As a result, Termination Compensation would be at least $346,541 if termination occurs during 2007, 2008, or 2009. As a result, if Employee's employment was terminated 1) by Employer for reasons other than "Just Cause" as provided for in Subsection 6 (c), 2) by death as provided for in Subsection 6(d), 3) by disability as provided for in Section 5, or 4) as provided for in Subsection 6(f) at any time through December 31, 2009, Employee would receive at least $1,039,623 paid over 36 months (three times "Termination Compensation" of $346,541). The amount that would be paid could increase above this amount if total cash compensation of Employee in 2007 or any subsequent year preceding termination, is higher than $346,541. For instance, if the Employee's employment was terminated for reasons other than "Just Cause" in 2008, and cash compensation for 2007 was $360,000, then the employee would receive $1,080,000 paid over 36 months.

(c)   Employer shall have the right to terminate Employee's employment under this Agreement at any time for Just Cause, which termination shall be Effective immediately. Termination for "Just Cause" shall include termination for (a) Employee's commission of an act materially and demonstrably detrimental to the Employer, which act constitutes willful misconduct by the Employee in the performance of his material duties to the Employer not authorized, directed or ratified by City National's or the Company's Board of Directors; (b) Employee's conviction of a felony involving moral turpitude; or (c) Employee's material breach of any other provision of this Agreement, provided that Employee has received written notice from Employer of such material breach and such breach remains uncured 30 days after the delivery of such notice. No act or failure to act will be considered "willful" under this Agreement unless it is done, or omitted to be done, by the Employee in bad faith or without reasonable belief that his action or omission was in the best interests of the Employer. In the event Employee's employment under this Agreement is terminated for Just Cause, Employee's right to receive compensation or other benefits under this Agreement for any period after such termination shall be limited to those provided for under Subsection 6(a).

(d)   If Employee shall die during the Term, this Agreement and the employment relationship hereunder will automatically terminate on the date of death, which date shall be the last date of the Term. Notwithstanding this Subsection 6(d), if Employee dies while employed by Employer, Employee's estate shall receive an amount equal to the Employee's Termination Compensation (as defined above) multiplied by (3) three, paid over 36 equal monthly payments commencing with the first day of the month following the date of death, in addition to any life insurance benefits available to all employees of City National.

(e)   Employer may terminate Employee's employment other than for "Just Cause," as described in Subsection 6(c), at any time upon written notice to Employee, which termination shall be effective immediately. In the event Employer terminates Employee pursuant to this Subsection 6(e), Employee will nevertheless receive his Termination Compensation times (3) three to be paid in 36 monthly installments commencing with the first day of the month following Employee's termination of employment under this Section 6(e). In addition, Employee shall continue to receive health insurance coverage from Employer on the same terms as were in effect prior to Employee's termination, either under Employer's plans or comparable coverage, for 60 months, or until Employee becomes eligible for health benefits offered by another employer, which benefits are substantially equivalent to those provided by Employer to Employee immediately prior to termination, whichever is shorter. Notwithstanding anything in this Agreement to the contrary, if Employee breaches Subsection 4(d), Employee will not be entitled to receive any further compensation or benefits pursuant to this Subsection 6(e).

(f)   Employee may voluntarily terminate employment with Employer (i) pursuant to paragraph 8(g) hereof, or (ii) for "Good Reason." In either such event, Employee shall be entitled to receive (i) any compensation due but not yet paid through the date of termination, and (ii) in lieu of any further salary payments from the date of termination to the end of the Term, an amount equal to the Termination Compensation multiplied by 3.00 paid in 36 monthly installments commencing with the first day of the month following the date of such termination of employment. In addition, Employee shall continue to receive health insurance coverage from Employer on the same terms as were in effect prior to Employee's termination, either under Employer's plans or comparable coverage for either 60 months or until Employee becomes eligible for health benefits provided by another employer, which benefits are substantially equivalent to those offered by Employer to Employee immediately prior to termination, whichever is shorter. Under these circumstances, Employee shall not be subject to the restrictions in Section 4(a), as set forth in Section 4(e).

"Good Reason" shall mean the occurrence of any of the following events without Employee's express written consent:

(i)   the assignment to Employee of duties inconsistent with the position of Executive Vice-President of companies similar to the Employer;

(ii)   a reduction by Employer in Employee's pay grade or base salary as then in effect or the exclusion of Employee from participation in Employer's benefit plans in which he previously participated as in effect at the date hereof or as the same may be increased from time to time during the term of this Agreement.

(iii)   an involuntary relocation of Employee more than 50 miles from the location where Employee worked immediately following his most recent voluntary relocation or the breach by Employer of any other material provision of this Agreement;

(iv)   any purported termination of the employment of Employee by Employer which is not effected in accordance with this Agreement; or

(v)   the occurrence of a Change of Control within the period of 24 months preceding such termination.

A "Change of Control" shall be deemed to have occurred if (i) any person or group of persons (as defined in Section 13(d) and 14(d) of the Securities Exchange Act of 1934) together with its affiliates, excluding employee benefit plans of Employer, is or becomes, directly or indirectly, the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of securities of the Company or of City National representing 20% or more of the combined voting power of its then outstanding securities; or (ii) during the term of this Agreement as a result of a tender offer or exchange offer for the purchase of securities of the Company or of City National (other than such an offer by the Company or City National for its own securities), or as a result of a proxy contest, merger, consolidation or sale of assets, or as a result of any combination of the foregoing, individuals who at the beginning of any two-year period during the Term of this Agreement constitute the Company's or City National's Board of Directors, plus new directors whose election or nomination for election by the Company's or City National's shareholders, as applicable, is approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of such two-year period, cease for any reason during such two-year period to constitute at least two-thirds of the members of such Board of Directors; or (iii) the shareholders of the Company or of City National approve a merger or consolidation of the Company and/or City National with any other corporation or entity regardless of which entity is the survivor, other than a merger or consolidation which would result in the voting securities of the Company or City National outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of the Company or City National or such surviving entity outstanding immediately after such merger or consolidation; or (iv) the shareholders of the Company or City National, as applicable, approve a plan of complete liquidation or winding-up of the Company or City National or an agreement for the sale or disposition by the Company or City National of all or substantially all of the Company's or City National's assets; or (v) any event which Employer's Board of Directors determines should constitute a Change of Control.

(g)   In receiving any payments pursuant to this Section 6, Employee shall not be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Employee hereunder, and such amounts shall not be reduced or terminated whether or not Employee obtains other employment.

(h)	In the event that Employer's independent public accountants or the Internal Revenue Service determine, at any time during or after expiration of this Agreement, that Employee has collected an amount arising from any and all sources of compensation from Employer (including, without limitation, by virtue of the immediately following sentence) exceeding the product of 2.99 and Employee's "base amount" as defined in Section 280G(b)(3) of the Internal Revenue Code (the "Code § 280G Maximum"), notwithstanding any provision of this agreement or any plan or arrangement of Employer to the contrary, Employer shall pay Employee 147.5% of the federal excise taxes payable by Employee under Code § 4999. Such tax gross up payment shall be made to Employee no later than the due date of the Employee's tax return reporting the amount of such tax. If, by virtue of any plan or arrangement of Employer, benefits to which Employee would otherwise be entitled would be curtailed or reduced because Employee may collect an amount exceeding the Code § 280G Maximum, Employer shall nevertheless pay to Employee an amount equal to 100% of the value by which such benefits are curtailed or reduced, and any such payments shall be subject to the excise tax reimbursement prescribed by the preceding section.

(i)	To the extent that Employee is a "key employee" (as defined under Section 416(i) of the Internal Revenue Code, disregarding Section 416(i)(5) of the Internal Revenue Code) of the Company, no payment of Termination Compensation may be made under this Section 6 prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of Employee's separation from service, or (ii) the date of Employee's death; provided, however, that the six (6) month delay required under this Section 6(i) shall not apply to the portion of any payment resulting from the Employee's "involuntary separation from service" (as defined in Treas. Reg. § 1.409A 1(n) and including a "separation from service for good reason," as defined in Treas. Reg. § 1.409A 1(n)(2)) that (a) is payable no later than the last day of the second year following the year in which the separation from service occurs, and (b) does not exceed two times the lesser of (i) the Employee's annualized compensation for the year prior to the year in which the separation from services occurs, or (ii) the dollar limit described in Section 401(a)(17) of the Code. To the extent Termination Compensation payable in monthly installments under this Section 6 is required to be deferred under the preceding sentence, the first six months of monthly installments shall be payable in month seven following Employee's separation from service and the remaining monthly payments shall be made when otherwise scheduled.

(j)   Any reference in this Agreement to a termination of employment, severance from employment or separation from employment shall be deemed to mean a "Termination of Employment." A "Termination of Employment" means the termination of the Employee's employment with the Company and its Affiliates for reasons other than death or Total and Permanent Disability. Whether a Termination of Employment takes place is determined based on the facts and circumstances surrounding the termination of the Employee's employment. A Termination of Employment will be considered to have occurred if it is reasonably anticipated that:

(i)   the Employee will not perform any services for the Company or its Affiliates after Termination of Employment, or

(ii)   the Employee will continue to provide services as the Company or its Affiliates at an annual rate that is less than fifty percent (50%) of the bona fide services rendered during the immediately preceding twelve (12) months of employment.

7.   Other Employment.

Employee shall devote all of his business time, attention, knowledge and skills solely to the business and interest of Employer and its Affiliates, and Employer and its Affiliates shall be entitled to all of the benefits, profits and other emoluments arising from or incident to all work, services and advice of Employee, and Employee shall not, during the Term hereof, become interested directly or indirectly, in any manner, as partner, officer, director, stockholder, advisor, employee or in any other capacity in any other business similar to Employer's business; provided, however, that nothing herein contained shall be deemed to prevent or limit the right of Employee to invest in a business similar to Employer's business if such investment is limited to less than one percent of the capital stock or other securities of any corporation or similar organization whose stock or securities are publicly owned or are regularly traded on any public exchange.

8.   Miscellaneous.

(a)   This Agreement shall be governed by and construed in accordance with the laws of the State of West Virginia without regard to conflicts of law principles thereof.

(b)   This Agreement constitutes the entire Agreement between Employee and Employer, with respect to the subject matter hereof, and supersedes the Amended and Restated Employment Agreement entered into between the Employer and Employee on May 15, 2001, as amended on November 18, 2003, as well as the Amendment to the Employment Agreement signed on February 25, 2005, pursuant to which the Employee became the Executive Vice President of the Company and City National. Without limiting the foregoing, Employee agrees that this Agreement satisfies any rights he may have had under the prior employment agreements.

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(c)   This Agreement may be executed in one or more counterparts, all of which, taken together, shall constitute one and the same instrument.

(d)   Any notice or other communication required or permitted under this Agreement shall be effective only if it is in writing and delivered in person or by reliable overnight courier service or deposited in the mails, postage prepaid, return receipt requested, addressed as follows:

> To Employer:
>
> City Holding Company
>
> 25 Gatewater Road
>
> Charleston, West Virginia 25313
>
> (304) 769-1100
>
> Attention: Corporate Secretary
>
> To Employee:
>
> Craig G. Stilwell
>
> [Address and Telephone Number]

Notices given in person or by overnight courier service shall be deemed given when delivered to the address required by this Subsection 8(d), and notices given by mail shall be deemed given three days after deposit in the mails. Any party hereto may designate by written notice to the other party in accordance herewith any other address to which notices addressed to him shall be sent.

(e)   The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. It is understood and agreed that no failure or delay by Employer or Employee in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

(f)   In the event any dispute shall arise between Employee and Employer as to the terms or interpretations of this Agreement, whether instituted by formal legal proceedings or otherwise, including any action taken by Employee to enforce the terms of this Agreement or in defending against any action taken by Employer, Employer shall reimburse Employee for all reasonable costs and expenses, including reasonable attorneys' fees, arising from such dispute, proceeding or action, if Employee shall prevail in any action initiated by Employee or shall have acted reasonably and in good faith in defending against any action initiated by Employer. Such reimbursement shall be paid within 10 days of Employee furnishing to Employer written evidence, which may be in the form, among other things, of a canceled check or receipt, of any costs or expenses incurred by Employee. Any such request for reimbursement by Employee shall be made no more frequently than at 60 day intervals.

(g)   Should Employee die after termination of his employment with Employer while any amounts are payable to him hereunder, this Agreement shall inure to the benefit of and be enforceable by Employee's executors, administrators, heirs, distributees, devisees and legatees and all amounts payable hereunder shall be paid in accordance with the terms of this Agreement to Employee's devisee, legatee or other designee or, if there is no such designee, to his estate. Employer shall require any successor (whether direct or indirect, by purchase, merger, consolidation or other-wise) to all or substantially all of the business or assets of Employer, by agreement in form and substance reasonably satisfactory to Employee to expressly assume and agree to perform this Agreement in the same manner and same extent that Employer would be required to perform it if no such succession had taken place. Failure of Employer to obtain such agreement prior to the effectiveness of any such succession shall be deemed "Good Reason", permitting termination by Employee pursuant to Section 6(f). As used in this Agreement, "Employer" shall mean Employer as hereinbefore defined and any successor to its business or assets as aforesaid.

(h)   To the extent necessary to effectuate the terms of this Agreement, the terms of this Agreement, and the respective rights and obligations of the parties, which must survive the termination of Employee's employment or the termination or expiration of this Agreement shall so survive. Without limiting the foregoing, Sections 4, 5, 6, and 8(g) shall expressly survive the termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

CITY HOLDING COMPANY

By: /s/ Charles R. Hageboeck
        Charles R. Hageboeck, President &
        CEO

CITY NATIONAL BANK OF
WEST VIRGINIA

By: /s/ Charles R. Hageboeck
        Charles R. Hageboeck, President &
        CEO

EMPLOYEE

/s/ Craig G. Stilwell
        Craig G. Stilwell